Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, California 92108
619-881-2800

April 2, 2013

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:                      Mark Wojciechowski

RE:          Royale Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 000-22750

Dear Mr. Wojciechowski:

We are supplying additional information on Royale Energy’s revenue recognition policy.

In letters dated December 18, 2012 and January 30, 2013, the staff questioned Royale’s revenue recognition policy regarding the company’s turnkey drilling arrangements.  Copies of the previous comments and responses are included at the end of this letter.

Comment 7 of the December 18 comment letter asked us to address the turnkey drilling agreements:

1.           in the context of FASB ASC 932-360-55; and

2.	regarding the application of construction contract accounting rules embodied in FASB ASC 605-35-25-11 through 13.

In response, we stated that we believe that:

1.	ASC 932-360-55 is not applicable to the turnkey drilling arrangements; and

2.	we proposed to change our revenue recognition policy to recognize all pre-drilling and drilling services at the time drilling was completed.

Securities and Exchange Commission
April 2, 2013

Comment 1 of the January 30 letter requested a more detailed explanation of why we believe that ASC 932-360-55 is not applicable to the turnkey drilling arrangements.  We replied with a more detailed explanation on March 20, 2013.

As indicated in our response dated January 17, 2013, we have re-evaluated our revenue recognition policy.  We have reached the following conclusions for the reasons stated in our January 17 and March 20 letters:

•	ASC 932-360-55, and in particular subparagraphs 932-360-55-3, 55-4, 55-5, 55*, and 55-9 are not applicable to Royale’s turnkey drilling arrangements.

•	Construction contract accounting, as described in ASC 605-33-25, applies to the turnkey drilling arrangements.

Due to the contract’s specific nature to provide services essential to the construction of tangible property at a fixed price, Royale Energy considers its turnkey drilling agreements to fall within the scope of construction type contact as described in FASB ASC 605-35.  We believe that the most appropriate measure for recognizing revenue for our turnkey drilling arrangements is the percentage-of-completion method described in ASC 605-35-25-51 and 52.  The turnkey drilling contracts often stretch over multiple accounting periods because the typical arrangement calls for drilling more than one (commonly four of five wells in each program) and in some cases, a significant period of time elapses between the incursion of predrilling expenses and the drilling of a well, although the drilling of each individual well typically takes only 10-30 days per well.

Historically, pre-drilling costs typically range between 22% and 30% of total project costs, most if not all of which are incurred at or prior to the entry of the turnkey contract.  These pre-drilling costs include g&g costs, selling costs related to the acquisition of executed turnkey contracts and sales commissions in instances where interests are sold by FINRA members.  Royale’s selling costs include employee wages, travel, lodging and attendance costs, and investor hosting costs.  As mentioned in ASC 605-35-25-37(d), selling costs are excluded from contract costs and expensed as incurred unless these costs meet the criteria outlined in ASC 605-35-25-41.

The following table breaks down these costs over the past five years:

(Dollars In thousands)
	Turnkey Sales	G&G		Selling Costs		Commissions		Total Pre-Drilling Costs
	$	$	%	$	%	$	%	$	%
2007	$8,447	$191	2.27%	$2,109	24,97%	$250	2.96%	$2,551	30.20%
2008	10,365	286	2.76%	1,797	17.33%	235	2.27%	2,318	22.36%
2009	6,183	298	4.82%	1,315	21.26%	98	1.58%	1,711	27.66%
2010	6,557	336	5.12%	1,344	20.50%	102	1.56%	1,782	27.18%
2011	7,101	348	4.90%	1,533	21.59%	43	0.60%	1,924	27.09%

At the time drilling occurs the remaining costs associated with the turnkey contract are incurred.  These drilling costs include lease acquisition costs, drill site preparation, drilling, logging and, if

Securities and Exchange Commission
April 2, 2013

the determination is made to complete the well, completion and testing costs.  These are treated as contract costs defined in ASC 605-35-25-34.  With the exception of lease acquisition costs (which are immaterial to total project costs), these expenses are incurred within the 10 – 25 day drilling window.  Royale’s pre-drilling costs are treated as Precontract Costs as defined in FASB ASC 605-35-25-39 through 25-41.  These costs are incurred in anticipation of a specific contact that will result in no future benefit unless the contract is obtained.

To summarize, having reviewed our revenue recognition policy, we now believe that:

1.	ASC 932-360-55 is not applicable to the turnkey drilling arrangements; and

2.
we propose to use the percentage-of-completion method described in ASC 605-35-25-51 and 52 (as opposed to recognizing all pre-drilling and drilling services at the time drilling was completed, which we suggested in our January 17 letter).

Our financial statements for the fiscal year ended December 31, 2012, will explain this policy as a change in accounting principles, although it is not expected to result in a change in or restatement of the financial statements.  Please let us know if you disagree with this policy.

* * *

For convenience, we have reproduced the comments responses on revenue recognition concerning the 2011 10-K, in the chronologic order in which they were sent and received.

SEC Comment Letter, December 18, 2012

Notes to Financial Statements

Note 1 — Summary of Significant Accounting Policies Revenue Recognition, page F-8

7.
We note your discussion regarding turnkey drilling agreements under which you arrange to share drilling costs with investors to develop leasehold acreage you have acquired. We understand that investor funds designated to cover pre-drilling costs are non-refundable and reported as revenue when received, while funds designated for drilling costs are deferred until drilling occurs.

Please expand your disclosure to provide further details of these arrangements, such as (i) the nature of the interests both conveyed and retained, (ii) typical percentages of the interests, (iii) an explanation for any differences between these interests and responsibility for costs, (iv) any provisions for cost recovery that alter sharing of returns in a manner that is not proportional to the interests held, (v) identity of the operator of the properties, (vi) the status of the underlying properties in advance of drilling, clarifying whether oil and gas reserves have been established, and (vii) if reserves are found, the manner by which future development or operation of the properties would progress.

Securities and Exchange Commission
April 2, 2013

Please tell us how you view your agreements in the context of the guidance in FASB ASC 932-360-55. For example, it should be clear how you determined that guidance in subparagraphs 55-3, 55-4, 55-5, 55-7 and 55-9 did not apply, if this is your view. We would like to understand the manner by which you have apportioned funds received between conveyances of property interests and the provision of drilling services, including your rationale.

For drilling services, you should address your application of the guidance in FASB ASC 605-35-25-11 through 25-13 in determining that you would segment your accounting for funds related to pre-drilling and drilling.

Royale Energy Response, January 17, 2013

Expansion of Turnkey Agreement Disclosures

We propose to revise the discussion of Revenue Recognition in Note 1 of the financial statements for the years ended December 31, 2012 and 2011, as follows:

Revenue Recognition

Royale Energy recognizes revenues from the sales of oil and natural gas upon transfer of title, net of royalties, in the period of delivery.  Settlements for oil and natural gas sales can occur up to two months after the end of the month in which the oil and natural gas were produced.  We estimate and accrue for the value of these sales using information available to us at the time our financial statements are generated.

Royale Energy recognizes revenues from the sale of natural gas in which the Company has an interest with other producers using the entitlements method of accounting.  Under this method we recognize revenue based on our entitled ownership percentage of sales of natural gas delivered to purchasers.  Gas imbalances occur when we sell more or less than our entitled ownership percentage of total natural gas production.  When we receive more than our entitled share, a liability is recorded.  Gas imbalances on our production at December 31, 2012, 2011, and 2010 and 2009, were not significant.

Royale Energy enters into turnkey drilling agreements with investors to develop leasehold acreage it has acquired. In these arrangements, Royale Energy acquires a working interest in a prospect pursuant to an oil and gas lease, and it sells a portion of that working interest to investors with the turnkey drilling agreement to develop the lease. A working interest in an oil and gas lease is an ownership interest in which the working interest holder is responsible to bear the cost of drilling, testing completing, equipping and operating a well. Royale Energy typically acts as operator of the projects in which it sells working interests to investors.

When Royale Energy sponsors a turnkey drilling project for sale, a calculation is made to estimate the pre-drilling costs and the drilling costs. A percentage for each is calculated.

Securities and Exchange Commission
April 2, 2013

The turnkey drilling project is then sold to investors who investors enter into a signed contract with Royale Energy. In this agreement, the investor agrees to share in the pre-drilling costs, which include lease costs, and other costs as required so that the drilling of the project can proceed. As stated in the contract, the percentage of the pre-drilling costs that the investor contributes is non-refundable, and thus on its financial statements, Royale Energy recognizes these non-refundable payments as revenue since the pre-drilling costs have commenced. The remaining investment is held and reported by Royale Energy as deferred revenue from turnkey drilling until drilling is complete. Once drilling begins, it is generally completed within 10-30 days.

In a turnkey drilling agreement, Royale Energy agrees to sell a percentage of its working interest to investors and to pay for all costs of drilling, testing, completing and equipping the well for initial production at a fixed price.  If the actual costs of these activities exceed the turnkey price that Royale charged to investors, Royale is responsible to pay the excess cost.  If the actual costs are less than the turnkey price, Royale retains the excess of the turnkey price over actual costs.  Royale bears 100% of the risk that actual costs will exceed estimated costs of a project, for both Royale’s working interest and the working interest sold to investors.

Royale Energy usually retains 50% of the working interest it owns, and Royale recognizes its proportional share as the basis for Royale Energy's oil and gas assets.  If the well is completed as a commercially productive well, Royale Energy and the investors bear the cost of operating the well proportionately according to each party’s working interest percentage.

Royale Energy bases the price at which it sells working interests under the turnkey drilling agreement on its estimates of pre-drilling and drilling costs, described above.  In addition, the turnkey drilling price also is based on Royale’s estimates of the costs of identifying, analyzing and marketing prospects for our turnkey drilling agreements, and is based upon the historical cost to obtain those funds.  Revenues covering the pre-drilling and drilling costs are recognized when drilling is completed.

Although Royale Energy’s operating agreements do not usually address whether investors have a right to participate in subsequent wells in the same area of interest as a proposed well, it is the Company’s policy to offer to investors in a successful well the right to participate in subsequent wells at the same percentage level as their working interest investment in the prior successful well.

If Royale Energy is unable to drill the wells, and a suitable replacement well is not found, the deferred funds received would be returned to the investors.  Included in cash and cash equivalents are amounts for use in completion of turnkey drilling programs in progress.

FASB ASC 932-360-55

Securities and Exchange Commission
April 2, 2013

The guidance discussed in FASB ASC subparagraphs 932-360-55-3, 55-4, 55-5, 55-7, and 55-9 is followed in those instances where Royale participates in drilling with other oil and gas industry participants in the types of arrangements covered by the ASC subparagraphs.

The accounting treatment discussed in subparagraphs 932-360-55-3, 55-4, 55-5, and 55-7 do not apply to Royale’s turnkey drilling agreements.  In these cases, Royale is participating in the drilling project as a working interest owner, and it has sold a portion of the working interest to other working interest owners under the turnkey drilling agreements. It does not retain a carried royalty or other non-operating interest.

FASB ASC 605-35-25

Regarding pre-drilling and drilling services and ASC 605-35-25-11 through 25-13, Royale’s current revenue recognition policy was adopted in 2004 as  response to comments from the staff.  Attached as Appendix 1 are excerpts of comments from and responses to the staff from comment letters in 2003 and 2004, as a result of which the current revenue recognition policy of the Company was established.

We have reviewed our policy regarding pre-drilling and drilling services in light of your comment and ASC 605-35-25-11 through 13.  We propose to change our revenue recognition policy, beginning in 2013 and for the fiscal year ending December 31, 2012, to recognize all pre-drilling and drilling services that we provide under turnkey drilling agreements at the time that drilling of the well is completed.  We will note this change in our critical accounting policies in the MD&A section of the 2012 Form 10-K, as well as in Note 1 to the financial statements for fiscal 2012.

We have reviewed our financial statements for 2011 and 2012, and we have determined that this change in our accounting policy would not have significantly affected our financial results for these periods.  Our quarterly reports for 2013 will reflect the changed policy for the quarterly periods in 2012 as well as 2013.  While there will be changes in the reported turnkey drilling revenues for the first three quarters of 2012 as a result of timing, the financial results for 2012 would not materially change as a result of this policy change.

We are continuing to evaluate the best way to recognize revenue from our turnkey drilling agreements as well as whether to change the terms of our turnkey drilling contracts, and we may, of course, change our revenue recognition policy again in the future if we determine that another change would be appropriate under generally accepted accounting principles and the relevant FASB guidance.

SEC Comment Letter, January 30, 2013

1.	We note that you have proposed to revise your accounting for amounts received under your turnkey drilling arrangements in response to prior comment 7, to defer revenue

Securities and Exchange Commission
April 2, 2013

recognition for receipts designated as pre-drilling until drilling has been completed. However, you have not addressed all of the concerns outlined in our prior comment, such as your application of FASB ASC 932-360-55-9, allocation of funds between the conveyance and provision of services, and your selection of guidance based on the status of properties underlying these contracts.

Given that the conveyances are coupled with your obligation to drill wells on properties that appear to be unproved we do not see how you have concluded that FASB A SC 932- 360-40-8 and 55-9 would not require funds received under the conveyance/drilling contracts to be accounted for as recovery of costs. Further, your response to prior comment 8, stating that when lease acreage is impaired, "...the Company attributes 50% of the impaired property to properties from which it would otherwise have expected to recover its costs from turnkey drilling," indicates that you generally anticipate recovering acquisition and drilling costs by entering into the conveyance/drilling arrangements.

Please submit a detailed explanation of why you believe this guidance does not apply to your situation. Please include a schedule listing all of the interests underlying the agreements for which you received funding and recognized revenues during the three years presented, also showing the contract and drilling dates, amounts designated as drilling and pre-drilling, revenue recognized each period (reconciled to the amounts reported in your financial statements), and a description of the underlying properties, including their reserve status upon entering into the contract and upon completing your drilling obligation.

Given that you generally retain an interest in the underlying properties, we understand that you benefit from drilling that is accomplished with funds provided by the counterparties to the extent of your interest in the well or by virtue of the information obtained. Please clarify whether this properly characterizes your economic interests and explain the extent to which funds provided by the counterparties generally cover all costs of drilling.

Royale Energy Response, March 20, 2013

Oil and gas lease expense typically accounts for only a small portion of the costs involved in Royale’s drilling projects.  For projects marketed and drilled during the three calendar years ending December 31, 2011, leasing costs accounted for less than 2% of each project’s total cost.

The remainder of each project’s total cost is used to cover geologic and geophysical expenses, due diligence costs and marketing expenses for sales of interests to investors, and ultimately, drilling, testing and completion costs.  Royale’s real prospect acquisition costs, compared to the other costs involved in development of a project, are relatively insignificant.

Securities and Exchange Commission
April 2, 2013

The turnkey drilling agreement and the operating agreement that govern Royale Energy’s relationship with investors in projects does not provide for transfer of leases to the investors, who only purchase interests in the wellbore associated with each project.  Most leases which the Company acquires contain enough acreage for more than one drilling project.

Because only a small amount (approximately 2%) of the goods and services attributable to the sale of interests in projects by Royale Energy is attributable to lease costs, we do not believe it is appropriate to attribute the entire proceeds from the sale on an interests to recovery of capital costs of the lease interest sold.  To do so would attribute an amount far larger than actual lease cost to recovery of that cost.  We enclose a spreadsheet containing a Turnkey Agreement Sale Analysis with the information on historic activities which you requested in your letter.  The Analysis demonstrates that lease costs over the past three years are only a small portion of project costs.

The guidance discussed in FASB ASC subparagraphs 932-360-55-3, 55-4, 55-5, 55-7 and 55-9 is followed in those instances where Royale Energy participates in drilling with other oil an gas industry participants in the types of arrangements covered by those subparagraphs.  However, Royale’s turnkey drilling agreements with investors does not fall under these paragraphs because the investor purchases only the contractual right to participate in drilling and production from a specific wellbore and does not receive the conveyance of a lease interest.  (For instance, the investor has no property right to participate in additional activities on the lease where the well is located.)

Furthermore, Royale Energy drills wells on prospects on which it has a significant success rate.  Royale Energy has a completion rate of more than 65% of projects drilled.  Although Royale Energy’s drilling prospects are usually not located on leases that have significant proved reserves using SEC reserve definitions, it has a significant chance of success in drilling producing wells on the properties it selects.

It is correct that sale of interests in Royale’s oil and gas projects is similar to subparagraph 55-9 to the extent that part of an interest in property is sold and uncertainty exists as to recovery of the cost applicable to the interest retained, but Royale’s original cost basis of the lease interests are only a small part of the transactions.

Accordingly, we do not believe that ASC subparagraphs 932-360-55-3, 55-4, 55-5, 55-7 or 55-9 are applicable to Royale Energy’s sales of working interests.

As disclosed in Item 1 – Description of Business – Plan of Business, on page 2 of the 2011 10-K, Royale Energy pays its proportionate share of the actual cost of drilling, testing and completing the projects which it develops (assuming that Royale has accurately estimated the costs of completing the turnkey drilling agreements with investors).  The Company does benefit from drilling by virtue of the information obtained, but it also pays its proportionate cost of that drilling.  The funds provided by investors in the projects are intended to cover the turnkey cost of drilling their

Securities and Exchange Commission
April 2, 2013

proportionate share and to recoup the costs expended on marketing the interests, geologic and geophysical expenses and due diligence on the properties, but we do not agree that it is correct that Royale benefits to the extent of its retained interest in the wells from funds provided by counterparties.  We account for our turnkey drilling agreements as joint ventures in accordance with ASC 932-323-25-1.

* * *

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to discuss our revenue recognition policy in more detail.  If you have additional questions or comments, please contact our legal counsel, Lee Polson, Strasburger & Price, LLP, 720 Brazos Street, Suite 720, Austin Texas 78701 (telephone 512.499.3626, fax 512.536.5719; email lee.polson@strasburger.com).

Very truly yours,

/s/ Stephen M. Hosmer
Stephen M. Hosmer,
Co-President, Co-Chief Executive Officer and
Chief Financial Officer